Ligand Pharmaceuticals Incorporated
11119 North Torrey Pines Rd., Suite 200
La Jolla, California 92037

January 3, 2014

VIA EDGAR
Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:    Ligand Pharmaceuticals Incorporated (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 14, 2013
File Number: 001-33093

Dear Mr. Rosenberg:

This letter represents the Company’s response to the Staff’s comment letter dated December 4, 2013. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

The Company acknowledges the following in regards to its filings:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our Asset Portfolio, page 2

1.
We note your statement on page 2 that “a significant number of [y]our partners and their programs remain undisclosed to protect competitive and proprietary information about these programs.” Similarly, we note your statement on page 4 that the financial terms of your relationship with Merck “remain undisclosed” and on page 5 that you entered into an agreement with “an undisclosed partner.” Please be advised that you are required to disclose all material information with respect to your current partnered programs, which may include the identity of your partners and financial terms of contractual arrangements, notwithstanding that such information may be commercially sensitive. As such, please revise your disclosure of your asset portfolio, beginning on page 2, to ensure that all material information about your programs has been presented.
Ligand response:
The Company respectfully advises the Staff that it strives to provide complete and accurate disclosure of all material aspects of its business, which in many respects is more detailed than that of its peer companies. Given the scope of the Company’s activities, certain information regarding its individual programs and individual partners is not material to the Company’s overall business. In particular, the Company has over 90 current and future potential revenue-generating programs with its partners, and many aspects of individual programs and partnerships are not material to the overall business and operations of the Company. In addition, disclosure of certain non-material information could subject the Company to claims of breach of contract from its partners for disclosing their confidential information. In response to the Staff’s comment, the Company has carefully reviewed all of its disclosure regarding its asset portfolio to determine whether all material information regarding its programs is being presented in its filings with the Commission. The Company believes that no material information was omitted, however, the Company will provide substantially the following disclosure in its Annual Report on Form 10-K for the year ended December 31, 2013, under the headings “Item 1. Business – Our Asset Portfolio” and “Item 1. Business – Select Late-Stage Development or Commercial Programs”:
Our Asset Portfolio
We have a large portfolio of current and future potential revenue-generating programs, over 90 of which are fully-funded by our partners. Over 70% of our 2013 revenue is derived from our Promacta®, Kyprolis® and Captisol® programs (including Captisol material sales).
Material Late-Stage Development or Commercial Programs
Promacta (GSK)
GSK’s Promacta (Eltrombopag) is the first oral thrombopoietin (TPO) receptor agonist therapy for the treatment of adult patients with chronic immune (idiopathic) thrombocytopenic purpura, or ITP. In late 2008, the U.S. Food and Drug Administration, or FDA, granted accelerated approval of Promacta for the treatment of thrombocytopenia in patients with chronic ITP, who have had an insufficient response to corticosteroids, immunoglobulins or splenectomy.
In 2010, GSK received approval for Revolade® (eltrombopag/Promacta) from the European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) and from the Japanese Ministry of Health, Labour and Welfare for the oral treatment of thrombocytopenia (reduced platelet count) in adults with the blood disorder chronic ITP.
In February 2011, the FDA granted GSK full approval status for Promacta in the United States following the submission of long-term safety data from post-marketing clinical studies, as well as the completion of other commitments that verify the clinical benefit to patients.

Additionally, it was reported in November 2011 that the Risk Evaluation and Mitigation Strategies (REMS) program that Promacta had been operating under in the United States was being significantly reduced in scope by the FDA due to data that had been submitted by GSK demonstrating the long-term safety of Promacta.
In November 2012, the FDA approved Promacta for the treatment of thrombocytopenia (low blood platelet counts) in patients with chronic hepatitis C to allow them to initiate and maintain interferon-based therapy. Promacta is the first supportive care treatment available to patients who are ineligible or poor candidates for interferon-based therapy due to their low blood platelet counts. Promacta in combination with interferon-based therapy has been shown to improve a patient’s chance of achieving a sustained virologic response (SVR) or viral cure.
In September 2013, GSK received Marketing Authorization from the European Commission for an additional Revolade (eltrombopag/Promacta) indication as the first approved treatment for chronic Hepatitis C-associated thrombocytopenia.
GSK is conducting clinical studies of Promacta for various indications, including oncology-related indications.
Promacta is authorized for use in 95 countries. GSK has listed a patent in the FDA’s Orange Book for Promacta with an expiration date in 2027. Our license agreement with GSK may be terminated by GSK or by us in the event of bankruptcy or upon material breach by the other party. We are entitled to receive royalties on annual net sales of Promacta as set forth in the following table:

AGGREGATE NET SALES IN EACH CALENDAR YEAR	ROYALTY RATE*
Less than $100M annual sales	4.7%
On portion of sales in range of $100M - $200M	6.6%
On portion of sales in range of $200M - $400M	7.5%
On portion of sales in range of $400M - $1.5B	9.4%
On portion of sales greater than $1.5B	9.3%

*	Net royalties due Ligand after payment to Rockefeller University.

Kyprolis (Onyx Pharmaceuticals, a subsidiary of Amgen)
We and Onyx Pharmaceuticals (formerly Proteolix), now a subsidiary of Amgen, entered into a collaboration in 2005 to develop the Captisol-enabled IV formulation of the active ingredient carfilzomib for refractory multiple myeloma. In July 2012, Onyx received accelerated approval from the FDA for Kyprolis (Carfilzomib) for injection. Kyprolis is formulated with Ligand’s Captisol technology and is used for the treatment of patients with multiple myeloma who have received at least two prior therapies, including bortezomib and an immunomodulatory agent, and have demonstrated disease progression on or within 60 days of completion of the last therapy. The indication for Kyprolis is based on response rate. Onyx’s obligation to pay royalties does not expire until four years after the expiration of the last-to-expire patent covering Captisol. The agreement may be terminated by either party in the event of material breach or bankruptcy, or unilaterally by Onyx with prior written notice, subject to certain surviving obligations such as placing orders under any binding forecasts. Under this agreement, we are entitled to receive milestones of up to $3.5 million, revenue from clinical and commercial Captisol material sales and royalties on annual net sales of Kyprolis as set forth in the following table:

AGGREGATE NET SALES IN EACH CALENDAR YEAR	ROYALTY RATE
Up to, and including, $250 million	1.5%
$251 million to $500 million	2.0%
$501 million to $750 million	2.5%
Above $750 million	3.0%

Avinza (Pfizer)
We currently receive royalty revenues from Pfizer, Inc., or Pfizer, for sales of the pain therapeutic Avinza®. In February 2007, we completed the sale of our Avinza product line to King Pharmaceuticals, which was acquired by Pfizer in February 2011. As a result of the sale, we are entitled to receive royalties on the net sales of Avinza through the term of the relevant patent, which we currently expect to expire in 2017. Royalties on annual net sales are paid at a rate of 5% on sales up to $200 million, 10% on sales above $200 million and 15% on sales above $250 million.
We have multiple partnered programs in our portfolio that are either in or nearing the regulatory approval process. These programs represent the next series of potential royalty generating assets in our portfolio.
Captisol-enabled Melphalan IV (Spectrum Pharmaceuticals, Pivotal, Stem Cell Transplant Conditioning)
In March 2013, we licensed the full world-wide rights to Captisol-enabled melphalan IV to Spectrum Pharmaceuticals, Inc., or Spectrum. The Captisol-enabled, PG-free melphalan program uses a new intravenous formulation of melphalan for the multiple myeloma transplant setting, and has been granted Orphan Designation by the FDA. The formulation avoids the use of propylene glycol, which has been reported to cause renal and cardiac side-effects that limit the ability to deliver higher quantities of therapeutic compounds. The use of the Captisol technology to reformulate melphalan is anticipated to allow for longer administration durations and slower infusion rates, potentially enabling clinicians to safely achieve a higher dose intensity of pre-transplant chemotherapy.
Under the terms of the license agreement, we are eligible to receive over $50 million in potential milestone payments. We are also eligible to receive royalties on future net sales of the Captisol-enabled melphalan product. The royalty rate is in the range of 15% to 25% for so long as Captisol has patent coverage in the applicable jurisdiction. The agreement may be terminated by either party for an uncured material breach or unilaterally by Spectrum by prior written notice. This program has completed enrollment in a pivotal clinical trial.

Biologic Therapeutics Platform (Various Stages of Development)
In April 2013, we acquired a portfolio of possible future royalty and milestone payment rights from Selexis SA, based on over 15 Selexis commercial license agreement programs with various pharmaceutical companies. We are eligible to receive approximately $17 million in milestones and potentially over $40 million in estimated annual royalties from these assets. In return, we paid Selexis $3.5 million in an upfront cash payment, and expect to make a $1 million cash payment on the first anniversary of the closing. The programs that were the subject of this transaction are based on Selexis’ technology platform for cell line development and scale-up to manufacturing of therapeutic proteins and relate to pre-commercialized drugs that are currently being developed, and should require no funding or technological support from us. The programs covered by the Selexis transaction include novel biologics programs with Merrimack (MM-121, MM-111, MM-302 and MM-151), Baxter (BAX69), Aveo, CSL and Glenmark and biosimilar programs with Coherus and Biocad.
Select Other Late-Stage Development or Commercial Programs
Duavee (bazedoxifene/conjugated estrogens) and Viviant/Conbriza (Pfizer)
In 2010, our partner Pfizer launched Viviant® (bazedoxifene) in Japan for the treatment of postmenopausal osteoporosis. The drug is also marketed in Spain under the brand name Conbriza® through a co-promotion with Almirall, an international pharmaceutical company based in Spain. Viviant was approved in 2009 by the European Commission (under the trade name Conbriza) for the treatment of postmenopausal osteoporosis in women at increased risk of fracture. Viviant, a selective estrogen receptor modulator (SERM), is a result of the successful research collaboration between Wyeth (now a subsidiary of Pfizer) and us that began in 1994. Pfizer is responsible for the registration and worldwide marketing of bazedoxifene, a synthetic drug specifically designed to reduce the risk of osteoporotic fractures while also protecting uterine tissue.
Pfizer has combined bazedoxifene (discussed above) with Premarin® to create Duavee®, a combination therapy for the treatment of post-menopausal symptoms in women. Pfizer obtained FDA approval for Duavee in the United States in October 2013 and filed an approval submission with the EMA in 2012. Pfizer anticipates Duavee will be available in the United States in the first quarter of 2014.
Net royalties on annual net sales of Viviant and Duavee are each payable to us at a rate shown in the table below and are payable through the life of the relevant patents.

AGGREGATE NET SALES IN EACH CALENDAR YEAR	ROYALTY RATE
Up to $400 million	0.5%
Between $400 million and $1 billion	1.5%
Above $1 billion	2.5%

Any such royalties may be subject to reduction or offset for past milestone payments and/or may be subject to other terms and conditions set forth in our license agreement with Pfizer.

Nexterone (Baxter International)
In 2006, we outlicensed Nexterone, an injectable formulation combining amiodarone and Captisol, to Baxter International, Inc. or Baxter (which acquired Prism Pharmaceuticals, Inc., the original licensee, in 2011). Under the terms of the agreement, Baxter is responsible, under an exclusive worldwide license, for all development and commercialization of Nexterone at its sole expense. In 2010, Nexterone was approved by the FDA and launched in the United States in 2011. We are supplying Captisol to Baxter for use in accordance with the terms of the license agreement under a separate supply agreement. Baxter has paid milestone payments and is obligated to pay royalties to us on sales of Nexterone through early 2029.
Captisol-enabled Noxafil-IV (Merck, NDA)
We and Merck entered into a Captisol supply agreement in June 2011 for Captisol-enabled Noxafil-IV. Merck is currently conducting a pivotal study for this program and it filed a 505(b)(2) in 2013 for approval in the United States and European Union to market its Captisol program. In the United States, the New Drug Application, or NDA, for Noxafil-IV was filed and received FDA Priority Review in November 2013. In the European Union, the Marketing Authorization Application, or MAA, is filed with the European Medicines Agency. Action is expected for both the NDA and MAA in 2014, which may lead to commercial sale of Captisol for the program in multiple markets. We will receive our commercial compensation for this program through the sale of Captisol, and we will not receive a royalty on this program.
MK-8931 Beta-Secretase Inhibitor (Merck, Phase 3, Alzheimer’s Disease)
We have a development agreement with Merck (formerly Schering-Plough) for a beta-secretase, or BACE, inhibitor program for the treatment of Alzheimer’s disease. This disease is characterized by plaques of the toxic amyloid-beta protein within the brain. BACE is believed to be a key enzyme in the production of amyloid-beta protein. Amyloid-beta is formed when the larger amyloid precursor protein (APP) is cleaved by two enzymes, BACE and gamma-secretase, which releases the amyloid-beta fragment. A BACE inhibitor is expected to reduce amyloid-beta generation in Alzheimer’s disease patients.
In December 2012, Merck initiated a Phase 2/3 clinical trial for its lead BACE inhibitor product candidate, MK-8931, evaluating its safety and efficacy in patients with mild-to-moderate Alzheimer’s disease. We are entitled to royalties on potential future sales by Merck. In December 2013, Merck announced progression of the program to Phase 3 by advancing the Phase 2/3 trial to Phase 3 and by initiating a second Phase 3 trial.
Sparsentan (formerly RE-021) (Retrophin, Phase 2, FSGS)
In early 2012, we licensed the world-wide rights to Sparsentan (formerly known as RE-021 and DARA-a Dual Acting Receptor Antagonist of Angiotension and Endothelin receptors) to Retrophin, Inc., or Retrophin. Retrophin is developing Sparsentan for orphan indications of severe kidney diseases including Focal Segmental Glomerulosclerosis (FSGS) as well as conduct proof-of-concept studies in resistant hypertension and diabetic nephropathy.

Certain patient groups with severely compromised renal function exhibit extreme proteinuria resulting in progression to dialysis and a high mortality rate. Sparsentan, with its unique dual blockade of angiotensin and endothelin receptors, is expected to provide meaningful clinical benefits in mitigating proteinuria in indications where there are no approved therapies. Retrophin announced initiation of a clinical trial for Sparsentan on January 2, 2014.
In late 2012, we received a milestone payment of 620,000 shares of common stock in Retrophin. Former license holders are entitled to receive 15% of the proceeds received upon sale of this stock. Under our license agreement with Retrophin we are entitled to receive over $75 million in milestones, as well as 9% in royalties on future worldwide sales by Retrophin through the life of the of the relevant patents, which we currently expect to be through at least 2019 and may be extended until 2024. In 2013 we received a net $1.2 million milestone payment from Retrophin.
Lasofoxifene (Azure Biotech, Estrogen receptor modulator)
On July 17, 2013, we entered into a license agreement with Azure Biotech, Inc., or Azure. Under the agreement, we granted to Azure an exclusive worldwide license to develop and market a novel formulation of lasofoxifene. We are entitled to receive up to $2.7 million in potential development and regulatory milestones as well as a 5% royalty on future net sales through the later of the life of the relevant patents (currently expected to be at least until 2027) or 10 years after regulatory approval. Azure may terminate the license agreement at any time upon six months’ prior notice.
Lasofoxifene is an estrogen partial agonist for osteoporosis treatment and other diseases, discovered through the research collaboration between us and Pfizer. Under the terms of the license agreement with Azure, we retain the rights to the oral formulation of lasofoxifene originally developed by Pfizer.
In July 2013, we also entered into a license agreement with Ethicor for the manufacture and distribution of the oral formulation of lasofoxifene in the European Economic Area, Switzerland and the Indian Subcontinent. Under the terms of the agreement, we are entitled to receive potential sales milestones and a double digit royalty on future net sales. Ethicor plans to supply oral lasofoxifene as an unlicensed medicinal product, which may be requested by healthcare professionals to meet the clinical needs of patients when authorized medicines are unsuitable or contraindicated. In the European Union, there are approximately 37 million women with osteoporosis.
Captisol-enabled Carbamazepine-IV (Lundbeck, Phase 3, Epilepsy)
We have a development and commercialization agreement for Captisol-enabled carbamazepine-IV with Lundbeck (formerly Ovation Pharmaceuticals) for the use of Captisol in the formulation of CE carbamazepine-IV. Lundbeck is developing CE carbamazepine-IV for the management of acute seizure disorder for hospital or emergency settings and has announced plans to submit an NDA prior to the end of 2013.

Captisol-enabled Delafloxacin (Melinta, Phase 3, Infection)
We entered into a development and commercialization agreement for Captisol-enabled delafloxacin in 2008 with Melinta Therapeutics, Inc. (formerly Rib-X Pharmaceuticals), or Melinta, for the use of Captisol in the IV formulation of delafloxacin. Delafloxacin is a novel hospital-focused fluoroquinolone antibiotic candidate with potency against a variety of quinolone-resistant Gram-positive and Gram-negative bacteria, including quinolone-resistant, methicillin-resistant Staphylococcus aureu, or MRSA. In 2013 Melinta initiated the first of two planned Phase 3 clinical trials of delafoxacin for the treatment of acute bacterial skin and skin structure infections (ABSSSI), including infections caused by MRSA. Melinta has made certain milestone payments to us already and may be required to pay us an aggregate of an additional $3.6 million upon the achievement of specified development and regulatory approval milestones.

Select Late-Stage Development or Commercial Programs, page 2
2.    With respect to each of the programs identified in this section, please revise your disclosure to provide all of the material terms of your agreements with third parties. Specifically, if not already described, for each agreement please disclose, as applicable:

•	the nature and scope of intellectual property transferred;

•	each party’s material rights and obligations;

•	the duration of the agreement and the royalty term;

•	a description of each party’s right to terminate the agreement;

•	aggregate potential milestone payments to be received;

•	the range of royalties that may be payable (e.g. low single-digit or a range not to exceed ten percent); and

•	any other material payment provisions.
Ligand response:
In response to the Staff’s comment, the Company will provide substantially the disclosure set forth in the first response above in its Annual Report on Form 10-K for the year ended December 31, 2013.

3.	Please revise your description of “tiered” and “double-digit” royalties payable to express the potential royalties in terms of a range within ten percent.
Ligand response:
In response to the Staff’s comment, the Company will provide substantially the disclosure set forth in the first response above in its Annual Report on Form 10-K for the year ended December 31, 2013.
Patent and Proprietary Rights, page 10

4.
Please revise your disclosure in this section to include all of the material patents in your portfolio. With respect to such patents, please provide sufficient detail about each patent or related group of patents, including:

•	the specific products, product groups and technologies to which such patents relate;

•	whether the patents are owned or licensed from third parties;

•	the type of patent protection (e.g., composition of matter, use, etc.);

•	the patent expiration dates; and

•	identification of applicable patent jurisdictions.
Ligand response:
In response to the Staff’s comment, the Company will provide substantially the following disclosure in its Annual Report on Form 10-K for the year ended December 31, 2013 in Item 1, “Patents and Proprietary Rights”:
Patents and Proprietary Rights
We believe that patents and other proprietary rights are important to our business. Our policy is to file patent applications to protect technology, inventions and improvements to our inventions that are considered important to the development of our business. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.
Patents are issued or pending for the following key products or product families. The scope and type of patent protection provided by each patent family is defined by the claims in the various patents. The nominal patent expiration dates have been provided. The actual patent term may vary by jurisdiction and depend on a number of factors including potential patent term adjustments, patent term extensions, and terminal disclaimers. For each product or product family, the patents and/or applications referred to are in force in at least the United States, and for most products and product families, the patents and/or applications are also in force in European jurisdictions, Japan and other commercially important jurisdictions.
Promacta
Patents covering Promacta are owned by GSK. The United States patent listed in the FDA’s listing of Approved Drug Products with Therapeutic Equivalence Evaluations (the “Orange Book”) relating to Promacta with the latest expiration date is not expected to expire until 2027.
Kyprolis
Patents protecting Kyprolis include those owned by Onyx Pharmaceuticals and those owned by Ligand. The United States patent listed in the Orange Book relating to Kyprolis with the latest expiration date is not expected to expire until 2027. Patents and applications owned by Ligand relating to the Captisol component of Kyprolis are not expected to expire until 2033.
Avinza
The United States patent listed in the Orange Book relating to the Avinza formulation with the latest expiration date is not expected to expire until 2017; however, applications for generic forms of Avinza have been submitted to the FDA.
Captisol
Patents and pending patent applications covering Captisol are owned by Ligand. Other patents and pending patent applications covering methods of making Captisol are owned by Ligand or by Pfizer. The patents covering the Captisol product, if issued, with the latest expiration date would not be set to expire until 2033. Ligand also owns several patents and pending patent applications covering drug products containing Captisol as a component.

Subject to compliance with the terms of the respective agreements, our rights to receive royalty payments under our licenses with our exclusive licensors typically extend for the life of the patents covering such developments. For a discussion of the risks associated with patent and proprietary rights, see below under “Item 1A. Risk Factors.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General, page 24

5. Provide us proposed disclosure to be included in future filings that quantifies the amount of milestone revenue recognized related to the 620,000 shares of common stock in Retrophin received in December 2012.

Ligand Response:

In response to the Staff’s comment, the Company will add the following disclosure to its Annual Report on Form 10-K for the year ended December 31, 2013, in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Significant Accounting Polices,” as well as a similar disclosure in subsequent quarterly reports on Form 10‑Q:

“In December 2012, we received a milestone payment of 620,000 shares of common stock in partner Retrophin, Inc. The milestone arose under the previously executed license agreement for the development and commercialization of Retrophin’s lead clinical candidate RE-021 and was triggered by the completion of Retrophin’s merger with Desert Gateway, Inc. and its transition to a publicly traded company. We recorded milestone revenue of $1.2 million, net of amounts owed to a third party. The fair value of the shares received was determined by an independent valuation firm. The shares issued to us represent approximately X.X% and 6.9% of Retrophin’s outstanding capital stock as of December 31, 2013 and 2012, respectively, and were subject to a one year trading restriction.”

6. Tell us why you do not discuss segment results in Management’s Discussion and Analysis.

Ligand Response:

In accordance with Item 303(a) of Regulation S-K, discussion of segment information in Management’s Discussion and Analysis of Financial Condition and Results of Operations is left to the registrant’s judgment, to determine if inclusion of such information is appropriate to an understanding of the business. The segments reported by the Company include (1) activities associated with the operations of CyDex Pharmaceuticals, Inc. which was acquired in January 2011, including royalties, material sales and license fees related to Captisol technology, and (2) developing or acquiring other royalty revenue generating assets and coupling them to a lean corporate cost structure. Material sales revenue is exclusive to the CyDex operating segment and is separately discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations and has historically represented approximately 70%-80% of the total revenues of the operating segment. Significant milestones and license fees are discussed in detail in the business overview section of MD&A and described by program which provides more clarity around the Company’s development programs than providing information by operating segment. In future filings, the Company will provide detail of changes by product in results of operations as part of the discussion of royalties. Additionally, operating expenses consist primarily of allocated expenses of the consolidated Company. Therefore, management does not believe disclosure of revenue or operating expenses by segment would be beneficial to understanding the Company’s business.

Contractual Obligations, page 33

7. Provide us proposed disclosure to be included in future filings to present the note payable including interest, the liability for uncertain tax positions, co-promote termination liability, and contingent liabilities in the contractual obligations table. Refer to Item 303(a)(5)(i) of Regulation S-K.

Ligand Response:

In response to the Staff’s comment, the Company will add the following disclosure to its Annual Report on Form 10-K for the year ended December 31, 2013, in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Significant Accounting Polices,” as well as a similar disclosure in subsequent quarterly reports on Form 10‑Q:

“As of December 31, 2013, future minimum payments due under our contractual obligations are as follows (in thousands):

Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Note and interest obligations	XX	XX	XX	XX	XX
Contingent payment obligations	XX	XX	XX	XX	XX
Co-promote termination obligations	XX	XX	XX	XX	XX
Obligations for unrecognized tax benefits	XX	XX	XX	XX	XX
Operating lease obligations	XX	XX	XX	XX	XX
Total	XX	XX	XX	XX	XX

Notes to Consolidated Financial Statements

1. Basis of Presentation
Goodwill and Other Identifiable Intangible Assets, page 48

8. Provide us proposed disclosure to be included in future filings that states the amount of accumulated amortization for each intangible asset class separately. Refer to ASC 350-30-50-2a and ASC 350-30-55-40.

Ligand Response:

In response to the Staff’s comment, the Company will add the following disclosure to its Annual Report on Form 10-K for the year ended December 31, 2013, in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading

“Significant Accounting Polices,” as well as a similar disclosure in subsequent quarterly reports on Form 10-Q:

“Goodwill and other identifiable intangible assets consist of the following (in thousands):

	December 31,
	2013	2012
Indefinite lived intangible assets
Acquired in-process research and development	$ XX	$13,036
Goodwill	XX	12,238
Definite lived intangible assets
Complete technology	XX	15,227
Less: Accumulated Amortization	XX	(1,474)
Trade name	XX	2,642
Less: Accumulated Amortization	XX	(254)
Customer relationships	XX	29,600
Less: Accumulated Amortization	XX	(2,865)
Total goodwill and other identifiable intangible assets, net	$ XX	$ 68,150

9. Tell us the useful life of the Captisol technology and the customer relationships and how you determined the useful life of each. Also explain to us why a straight-line method of amortization was appropriate rather than an accelerated method.

Ligand Response:

The useful life of the Captisol technology and the customer relationships was determined based on the estimated useful life of the underlying Captisol technology of approximately 20 years. As described in the Company’s risk factors, the Company’s high purity patent, U.S. Patent No. 7,635,773, is not expected to expire until 2029 and our morphology patent, U.S. Patent No. 7,629,331, is not expected to expire until 2025. Additionally, management elected the straight-line method of amortization rather than the accelerated method due to the fact that there is no better estimated amortization method than straight-line due to the uncertainty of the core economic benefit period, as management cannot reasonably determine when partners will achieve certain milestones, commercialization and royalty generating sales. Additionally, management assumed that revenues would not experience attrition over the patent life due to revenue growth of the underlying products. The economic benefit of an approved drug incorporating the Captisol technology could be many years (potentially longer than 20 years) if such drug is commercialized.

3. Financial Instruments, page 57

10. Please provide us proposed disclosure to be included in future filings of a narrative description of the sensitivity of the CyDex contingent liability fair value measurement to changes in unobservable inputs as required by ASC 820-10-50-2g.

Ligand Response:

In response to the Staff’s comment, given the nature of the Company’s contingent liabilities related to the acquisition of CyDex, it is difficult to quantify the sensitivity of the fair value of unobservable inputs due to the fact that there are many interrelated inputs and assumptions regarding multiple programs that affect the fair value of the contingent liabilities. For instance, revenue sharing is based on total annual revenues for the CyDex business and is thus affected by management’s estimates of timing of achieving milestones and licenses, probability of commercial success of development programs, anticipated future sales of third-party products resulting in potential royalties and anticipated material sales of Captisol for programs in development and commercialized products through the term of the Contingent Value Rights agreement. As such, due to the large number of unobservable inputs, the Company will add the following general disclosure and related table to its Annual Report on Form 10-K for the year ended December 31, 2013, in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Significant Accounting Polices,” as well as a similar disclosure in subsequent quarterly reports on Form 10-Q:

“The fair value of contingent liabilities is determined using a Monte Carlo analysis. The fair value is subjective and is affected by changes in inputs to the valuation model including management’s assumptions regarding revenue volatility, probability of commercialization of products, estimates of timing and probability of achievement of certain revenue thresholds and developmental and regulatory milestones which may be achieved and affect amounts owed to former license holders and CVR holders. Changes in these assumptions can materially affect the fair value estimate.

The following table represents significant unobservable inputs used in determining the fair value of contingent liabilities assumed in the acquisition of CyDex:

December 31,
	2013	2012
Range of annual revenue subject to revenue sharing (1)	XX	XX
Revenue volatility	XX	XX
Range of probability of commercialization	XX	XX
Sales beta	XX	XX
Credit rating	XX	XX
Equity risk premium	XX	XX

(1)
Revenue subject to revenue sharing represent management’s estimate of the range of total annual revenue subject to revenue sharing (i.e. annual revenues in excess of $15 million) through December 31, 2016, which is the term of the CVR agreement.”

We appreciate the time that you have taken to review our public filings. Please contact me at (858) 550-7573 if you have any questions.

Sincerely,

/s/ John P. Sharp

John P. Sharp
Chief Financial Officer

cc:    Grant Thornton LLP
Latham & Watkins LLP